UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2024

Commission File Number: 001-40850

Exscientia plc

(Translation of registrant’s name into English)

The Schrödinger Building

Oxford Science Park

Oxford OX4 4GE

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Joint Press Release of Exscientia and Recursion dated November 13, 2024 on the Results of the General Meeting and the Court Meeting of Shareholders of Exscientia and the Result of the Special Meeting of Stockholders of Recursion

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXSCIENTIA PLC

By:	/s/ Ben Taylor
Name:	Ben Taylor
Title:	Chief Financial Officer

Date:

November 13, 2024